Exhibit 99.1

NIO Inc. Reports Unaudited Fourth Quarter and Full Year 2024 Financial Results

Quarterly Total Revenues reached RMB19,703.4 million (US$2,699.4 million)i

Quarterly Vehicle Deliveries were 72,689 units

Full Year Total Revenues reached RMB65,731.6 million (US$9,005.2 million)

Full Year Vehicle Deliveries were 221,970 units

SHANGHAI, China, March 21, 2025 (GLOBE NEWSWIRE) -- NIO Inc. (NYSE: NIO; HKEX: 9866; SGX: NIO) (“NIO” or the “Company”), a pioneer and a leading company in the global smart electric vehicle market, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2024.

Operating Highlights for the Fourth Quarter and Full Year of 2024

•	Vehicle deliveries were 72,689 in the fourth quarter of 2024, consisting of 52,760 vehicles from the Company’s premium smart electric vehicle brand NIO and 19,929 vehicles from the Company’s family-oriented smart electric vehicle brand ONVO, representing an increase of 45.2% from the fourth quarter of 2023, and an increase of 17.5% from the third quarter of 2024.

•	Vehicle deliveries were 221,970 in 2024, representing an increase of 38.7% from 2023.

Key Operating Results

	2024 Q4	2024 Q3	2024 Q2	2024 Q1
Deliveries	72,689	61,855	57,373	30,053

	2023 Q4	2023 Q3	2023 Q2	2023 Q1
Deliveries	50,045	55,432	23,520	31,041

Financial Highlights for the Fourth Quarter of 2024

•	Vehicle sales were RMB17,475.6 million (US$2,394.1 million) in the fourth quarter of 2024, representing an increase of 13.2% from the fourth quarter of 2023 and an increase of 4.7% from the third quarter of 2024.

•	Vehicle marginii was 13.1% in the fourth quarter of 2024, compared with 11.9% in fourth quarter of 2023 and 13.1% in the third quarter of 2024.

•	Total revenues were RMB19,703.4 million (US$2,699.4 million) in the fourth quarter of 2024, representing an increase of 15.2% from the fourth quarter of 2023 and an increase of 5.5% from the third quarter of 2024.

•	Gross profit was RMB2,308.9 million (US$316.3 million) in the fourth quarter of 2024, representing an increase of 80.5% from the fourth quarter of 2023 and an increase of 15.0% from the third quarter of 2024.

•	Gross margin was 11.7% in the fourth quarter of 2024, compared with 7.5% in the fourth quarter of 2023 and 10.7% in the third quarter of 2024.

•	Loss from operations was RMB6,032.9 million (US$826.5 million) in the fourth quarter of 2024, representing a decrease of 8.9% from the fourth quarter of 2023 and an increase of 15.2% from the third quarter of 2024. Excluding share-based compensation expenses, adjusted loss from operations (non-GAAP) was RMB5,543.6 million (US$759.5 million) in the fourth quarter of 2024, representing a decrease of 8.5% from the fourth quarter of 2023 and an increase of 20.8% from the third quarter of 2024.

•	Net loss was RMB7,111.5 million (US$974.3 million) in the fourth quarter of 2024, representing an increase of 32.5% from the fourth quarter of 2023 and an increase of 40.6% from the third quarter of 2024. Excluding share-based compensation expenses, adjusted net loss (non-GAAP) was RMB6,622.2 million (US$907.2 million) in the fourth quarter of 2024, representing an increase of 37.9% from the fourth quarter of 2023 and an increase of 50.1% from the third quarter of 2024.

•	Cash and cash equivalents, restricted cash, short-term investment and long-term time deposits were RMB41.9 billion (US$5.7 billion) as of December 31, 2024.

Key Financial Results for the Fourth Quarter of 2024

(in RMB million, except for percentage)

	2024 Q4	2024 Q3	2023 Q4	% Changeiii
				QoQ		YoY
Vehicle Sales	17,475.6	16,697.6	15,438.7	4.7%		13.2%
Vehicle Margin	13.1%	13.1%	11.9%	-		120	bp

Total Revenues	19,703.4	18,673.5	17,103.2	5.5%		15.2%
Gross Profit	2,308.9	2,007.4	1,279.2	15.0%		80.5%
Gross Margin	11.7%	10.7%	7.5%	100	bp	420	bp

Loss from Operations	(6,032.9)	(5,237.8)	(6,625.3)	15.2%		-8.9%
Adjusted Loss from Operations (non-GAAP)	(5,543.6)	(4,590.7)	(6,059.3)	20.8%		-8.5%

Net Loss	(7,111.5)	(5,059.7)	(5,367.7)	40.6%		32.5%
Adjusted Net Loss (non-GAAP)	(6,622.2)	(4,412.6)	(4,801.7)	50.1%		37.9%

Financial Highlights for the Full Year of 2024

•	Vehicle sales were RMB58,234.1 million (US$7,978.0 million) for the full year of 2024, representing an increase of 18.2% from the previous year.

•	Vehicle margin was 12.3% for the full year of 2024, compared with 9.5% for the previous year.

•	Total revenues were RMB65,731.6 million (US$9,005.2 million) for the full year of 2024, representing an increase of 18.2% from the previous year.

•	Gross profit was RMB6,492.8 million (US$889.5 million) for the full year of 2024, representing an increase of 112.8% from the previous year.

•	Gross margin was 9.9% for the full year of 2024, compared with 5.5% for the previous year.

•	Loss from operations was RMB21,874.1 million (US$2,996.7 million) for the full year of 2024, representing a decrease of 3.4% from the previous year. Excluding share-based compensation expenses, adjusted loss from operations (non-GAAP) was RMB19,945.6 million (US$2,732.5 million) in 2024, representing a decrease of 1.7% from the previous year.

•	Net loss was RMB22,401.7 million (US$3,069.0 million) for the full year of 2024, representing an increase of 8.1% from the previous year. Excluding share-based compensation expenses, adjusted net loss (non-GAAP) was RMB20,473.2 million (US$2,804.8 million) for the full year of 2024, representing an increase of 11.6% from the previous year.

Key Financial Results for Full Year 2024

(in RMB million, except for percentage)

	2024	2023	% Change[i]ii
Vehicle Sales	58,234.1	49,257.3	18.2%
Vehicle Margin	12.3%	9.5%	280	bp

Total Revenues	65,731.6	55,617.9	18.2%
Gross Profit	6,492.8	3,051.8	112.8%
Gross Margin	9.9%	5.5%	440	bp

Loss from Operations	(21,874.1)	(22,655.2)	-3.4%
Adjusted Loss from Operations (non-GAAP)	(19,945.6)	(20,286.1)	-1.7%

Net Loss	(22,401.7)	(20,719.8)	8.1%
Adjusted Net Loss (non-GAAP)	(20,473.2)	(18,350.7)	11.6%

Recent Developments

Deliveries in January and February 2025

•	The Company delivered 13,863 vehicles in January 2025 and 13,192 vehicles in February 2025. As of February 28, 2025, the Company had delivered 27,055 vehicles in 2025, with cumulative deliveries reaching 698,619.

NIO China Strategic Investment

•	As an update to the previously announced NIO China strategic investment on September 29, 2024, as of the date hereof, the strategic investors have injected an aggregate of RMB2.8 billion in cash into NIO China, while NIO has injected an aggregate of RMB10 billion in cash into NIO China. NIO and the strategic investors are working towards the completion of the remaining portion of the investment.

Completion of the Repurchase Right Offer for Convertible Senior Notes due 2027

•	On January 31, 2025, NIO completed the repurchase right offer relating to the 2027 Notes. US$378.3 million in aggregate principal amount of the 2027 Notes were validly surrendered and not withdrawn prior to the expiration of the repurchase right offer. Following settlement of the repurchase, US$213,000 aggregate principal amount of the 2027 Notes remain outstanding and continue to be subject to the existing terms of the indenture and the 2027 Notes.

CEO and CFO Comments

“In 2024, we achieved a new delivery record of 221,970 vehicles. Throughout the year, NIO brand maintained its position as the leader in China’s BEV market for vehicles priced over RMB300,000, capturing a 40% market share. The market share of the ONVO L60 have been steadily increasing since its launch, securing a top-three position in China’s BEV SUV market priced between RMB200,000 and 300,000,” said William Bin Li, founder, chairman and chief executive officer of NIO.

“This year marks the beginning of a new product cycle for our three brands. NIO brand will further solidify its premium positioning by introducing more technology and experience-driven products. ONVO brand, targeting the mainstream mass market, will concentrate on increasing its sales volume and enriching its product portfolio. Firefly’s model will be officially launched and begin deliveries in April, serving as a key driver for our future international expansion. Additionally, we are continuously advancing our assisted and intelligent driving capabilities and have made breakthroughs in our NIO WorldModel architecture, which will be gradually rolled out to cover all driving scenarios,” added William Bin Li.

“In the fourth quarter of 2024, despite the ONVO L60 being in its early production phase, our vehicle gross margin reached 13.1%. The sustained expansion of after-sales services and their profitability, along with the growth in provision of technical services, contributed to a positive quarterly gross profit in our other sales,” added Stanley Yu Qu, NIO’s chief financial officer. “Looking ahead to 2025, we will sharpen our focus on enhancing profitability by driving cost reductions through technological advancements, optimizing operational efficiency and accelerating scalable growth.”

Financial Results for the Fourth Quarter and Full Year of 2024

Revenues

•	Total revenues in the fourth quarter of 2024 were RMB19,703.4 million (US$2,699.4 million), representing an increase of 15.2% from the fourth quarter of 2023 and an increase of 5.5% from the third quarter of 2024.

•	Total revenues for the full year of 2024 were RMB65,731.6 million (US$9,005.2 million), representing an increase of 18.2% from the previous year.

•	Vehicle sales in the fourth quarter of 2024 were RMB17,475.6 million (US$2,394.1 million), representing an increase of 13.2% from the fourth quarter of 2023 and an increase of 4.7% from the third quarter of 2024. The increase in vehicle sales over the fourth quarter of 2023 and the third quarter of 2024 was mainly due to the increase in delivery volume, partially offset by the lower average selling price as a result of changes in product mix.

•	Vehicle sales for the full year of 2024 were RMB58,234.1 million (US$7,978.0 million), representing an increase of 18.2% from the previous year.

•	Other sales in the fourth quarter of 2024 were RMB2,227.8 million (US$305.2 million), representing an increase of 33.8% from the fourth quarter of 2023 and an increase of 12.7% from the third quarter of 2024. The increase in other sales over the fourth quarter of 2023 was mainly due to i) the increase in sales of parts, accessories and after-sales vehicle services, and provision of power solutions, as a result of the continued growth in the number of users, ii) the increase in revenues from technical research and development services. The increase in other sales over the third quarter of 2024 was mainly due to i) the increase in revenues from technical research and development services, ii) the increase in sales of used cars, and iii) the increase in sales of parts, accessories and after-sales vehicle services.

•	Other sales for the full year of 2024 were RMB7,497.5 million (US$1,027.2 million), representing an increase of 17.9% from the previous year.

Cost of Sales and Gross Margin

•	Cost of sales in the fourth quarter of 2024 was RMB17,394.5 million (US$2,383.0 million), representing an increase of 9.9% from the fourth quarter of 2023 and an increase of 4.4% from the third quarter of 2024. The increase in cost of sales over the fourth quarter of 2023 was mainly attributable to an increase in delivery volume, partially offset by the decreased material cost per vehicle. Cost of sales remained relatively stable compared with the third quarter of 2024.

•	Cost of sales for the full year of 2024 was RMB59,238.8 million (US$8,115.7 million), representing an increase of 12.7% from the previous year.

•	Gross profit in the fourth quarter of 2024 was RMB2,308.9 million (US$316.3 million), representing an increase of 80.5% from the fourth quarter of 2023 and an increase of 15.0% from the third quarter of 2024.

•	Gross profit for the full year of 2024 was RMB6,492.8 million (US$889.5 million), representing an increase of 112.8% from the previous year.

•	Gross margin in the fourth quarter of 2024 was 11.7%, compared with 7.5% in the fourth quarter of 2023 and 10.7% in the third quarter of 2024. The increase of gross margin over the fourth quarter of 2023 was mainly attributed to i) the increased vehicle margin, ii) the increase in sales from provision of technical research and development services as well as sales of parts, accessories and after-sales vehicle services, with relatively higher margins, and iii) the reduction in the gross loss rate from provision of power solutions due to the growing number of users. The increase in gross margin over the third quarter of 2024 was mainly attributable to the increase in provision of technical research and development services as well as sales of parts, accessories and after-sales vehicle services, with relatively higher margins.

•	Gross margin for the full year of 2024 was 9.9%, compared with 5.5% for the full year of 2023.

•	Vehicle margin in the fourth quarter of 2024 was 13.1%, compared with 11.9% in the fourth quarter of 2023 and 13.1% in the third quarter of 2024. The increase in vehicle margin from the fourth quarter of 2023 was mainly attributable to the decreased material cost per unit. Vehicle margin remained stable compared with the third quarter of 2024.

•	Vehicle margin for the full year of 2024 was 12.3%, compared with 9.5% for the full year of 2023.

Operating Expenses

•	Research and development expenses in the fourth quarter of 2024 were RMB3,635.8 million (US$498.1 million), representing a decrease of 8.5% from the fourth quarter of 2023 and an increase of 9.6% from the third quarter of 2024. Excluding share-based compensation expenses, research and development expenses (non-GAAP) were RMB3,291.7 million (US$451.0 million), representing a decrease of 9.0% from the fourth quarter of 2023 and an increase of 13.4% from the third quarter of 2024. The decrease in research and development expenses over the fourth quarter of 2023 was mainly due to i) the decreased personnel costs in research and development functions, and ii) the decreased design and development costs resulting from different stages of development for new products and technologies. The increase in research and development expenses over the third quarter of 2024 was mainly due to the incremental design and development costs for new products and technologies, partially offset by the decreased personnel costs in research and development functions.

•	Research and development expenses for the full year of 2024 were RMB13,037.3 million (US$1,786.1 million), representing a decrease of 2.9% from the previous year. Excluding share-based compensation expenses, research and development expenses (non-GAAP) were RMB11,741.2 million (US$1,608.5 million), representing a decrease of 1.5% from the previous year.

•	Selling, general and administrative expenses in the fourth quarter of 2024 were RMB4,878.0 million (US$668.3 million), representing an increase of 22.8% from the fourth quarter of 2023 and an increase of 18.7% from the third quarter of 2024. Excluding share-based compensation expenses, selling, general and administrative expenses (non-GAAP) were RMB4,752.4 million (US$651.1 million), representing an increase of 25.7% from the fourth quarter of 2023 and an increase of 21.8% from the third quarter of 2024. The increase in selling, general and administrative expenses over the fourth quarter of 2023 was mainly attributable to i) the increase in sales and marketing activities for new brands and products, and ii) the increase in personnel costs related to the Company’s sales and service network expansion. The increase in selling, general and administrative expenses over the third quarter of 2024 was mainly attributable to the increase in sales and marketing activities for new brands and products, and the increase in professional services costs for general corporate functions.

•	Selling, general and administrative expenses for the full year of 2024 were RMB15,741.1 million (US$2,156.5 million), representing an increase of 22.2% from the previous year. Excluding share-based compensation expenses, selling, general and administrative expenses (non-GAAP) were RMB15,180.5 million (US$2,079.7 million), representing an increase of 25.3% from last year.

Loss from Operations

•	Loss from operations in the fourth quarter of 2024 was RMB6,032.9 million (US$826.5 million), representing a decrease of 8.9% from the fourth quarter of 2023 and an increase of 15.2% from the third quarter of 2024. Excluding share-based compensation expenses, adjusted loss from operations (non-GAAP) was RMB5,543.6 million (US$759.5 million) in the fourth quarter of 2024, representing a decrease of 8.5% from the fourth quarter of 2023 and an increase of 20.8% from third quarter of 2024.

•	Loss from operations for the full year of 2024 was RMB21,874.1 million (US$2,996.7 million), representing a decrease of 3.4% from last year. Excluding share-based compensation expenses, adjusted loss from operations (non-GAAP) was RMB19,945.6 million (US$2,732.5 million) in 2024, representing a decrease of 1.7% from last year.

Net Loss and Earnings Per Share/ADS

•	Interest and Investment loss in the fourth quarter of 2024 was RMB169.9 million (US$23.3 million), compared with interest and investment income of RMB1,368.1 million in the fourth quarter of 2023 and RMB310.1 million in the third quarter of 2024, primarily due to the fair value change of equity investments.

•	Other loss, net in the fourth quarter of 2024 was RMB527.5 million (US$72.3 million), compared with other income of RMB253.9 million in the fourth quarter of 2023 and RMB309.7 million in the third quarter of 2024, primarily due to the loss from the revaluation of our overseas Renminbi-related assets as a result of the depreciation of Renminbi against U.S. dollars in the fourth quarter of 2024.

•	Net loss in the fourth quarter of 2024 was RMB7,111.5 million (US$974.3 million), representing an increase of 32.5% from the fourth quarter of 2023 and an increase of 40.6% from the third quarter of 2024. Excluding share-based compensation expenses, adjusted net loss (non-GAAP) was RMB6,622.2 million (US$907.2 million) in the fourth quarter of 2024, representing an increase of 37.9% from the fourth quarter of 2023 and an increase of 50.1% from the third quarter of 2024.

•	Net loss for the full year of 2024 was RMB22,401.7 million (US$3,069.0 million), compared with net loss of RMB20,719.8 million in 2023. Excluding share-based compensation expenses, adjusted net loss (non-GAAP) was RMB20,473.2 million (US$2,804.8 million) in 2024.

•	Net loss attributable to NIO’s ordinary shareholders in the fourth quarter of 2024 was RMB 7,131.8 million (US$977.0 million), representing an increase of 27.5% from the fourth quarter of 2023 and an increase of 38.7% from the third quarter of 2024. Excluding share-based compensation expenses and accretion on redeemable non-controlling interests to redemption value, adjusted net loss attributable to NIO’s ordinary shareholders (non-GAAP) was RMB 6,548.9 million (US$897.2 million) in the fourth quarter of 2024.

•	Net loss attributable to NIO’s ordinary shareholders for the full year of 2024 was RMB 22,657.7 million (US$3,104.1 million). The net loss attributable to NIO’s ordinary shareholders was RMB21,147.0 million in 2023. Excluding share-based compensation expenses and accretion on redeemable non-controlling interests to redemption value, adjusted net loss attributable to NIO’s ordinary shareholders (non-GAAP) was RMB20,381.7 million (US$2,792.3 million) in 2024.

•	Basic and diluted net loss per ordinary share/ADS in the fourth quarter of 2024 were both RMB3.45 (US$0.47), compared with RMB3.18 in the fourth quarter of 2023 and RMB2.50 in the third quarter of 2024. Excluding share-based compensation expenses and accretion on redeemable non-controlling interests to redemption value, adjusted basic and diluted net loss per share/ADS (non-GAAP) were both RMB3.17 (US$0.43), compared with RMB2.81 in the fourth quarter of 2023 and RMB2.14 in the third quarter of 2024.

•	Basic and diluted net loss per ADS for the full year of 2024 were both RMB11.03 (US$1.51). Excluding share-based compensation expenses and accretion on redeemable non-controlling interests to redemption value, adjusted basic and diluted net loss per ADS (non-GAAP) were both RMB9.92 (US$1.36) in 2024.

Balance Sheet

•	Balance of cash and cash equivalents, restricted cash, short-term investment and long-term time deposits was RMB41.9 billion (US$5.7 billion) as of December 31, 2024. We have been incurring loss since inception. We incurred operating cash outflow for the year ended December 31, 2024 and our current liabilities exceeded current assets as of December 31, 2024. Based on our going concern and liquidity assessment, which considers our business plan including revenue growth, working capital management and the ability to raise funds from banks under available credit quotas when needed, we believe that our financial resources, including our available cash and cash equivalents, restricted cash and short-term investments, cash generated from operating activities and funds from available credit quotas will be sufficient to support our continuous operations in the ordinary course of business for the next twelve months.

Business Outlook

For the first quarter of 2025, the Company expects:

•	Deliveries of vehicles to be between 41,000 and 43,000 vehicles, representing an increase of approximately 36.4% to an increase of approximately 43.1% from the same quarter of 2024.

•	Total revenues to be between RMB12,367 million (US$1,694 million) and RMB12,859 million (US$1,762 million), representing an increase of approximately 24.8% to an increase of approximately 29.8% from the same quarter of 2024.

This business outlook reflects the Company’s current and preliminary view on the business situation and market condition, which is subject to change.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on March 21, 2025 (8:00 PM Beijing/Hong Kong/Singapore Time on March 21, 2025).

A live and archived webcast of the conference call will be available on the Company’s investor relations website at https://ir.nio.com/news-events/events.

For participants who wish to join the conference using dial-in numbers, please register in advance using the link provided below and dial in 10 minutes prior to the call. Dial-in numbers, passcode and unique access PIN would be provided upon registering.

https://s1.c-conf.com/diamondpass/10045556-h7fg45.html

A replay of the conference call will be accessible by phone at the following numbers, until March 28, 2025:

United States:	+1-855-883-1031
Hong Kong, China:	+852-800-930-639
Mainland, China:	+86-400-1209-216
Singapore:	+65-800-1013-223
International:	+61-7-3107-6325
Replay PIN:	10045556

About NIO Inc.

NIO Inc. is a pioneer and a leading company in the global smart electric vehicle market. Founded in November 2014, NIO aspires to shape a sustainable and brighter future with the mission of “Blue Sky Coming”. NIO envisions itself as a user enterprise where innovative technology meets experience excellence. NIO designs, develops, manufactures and sells smart electric vehicles, driving innovations in next-generation core technologies. NIO distinguishes itself through continuous technological breakthroughs and innovations, exceptional products and services, and a community for shared growth. NIO provides premium smart electric vehicles under the NIO brand, family-oriented smart electric vehicles through the ONVO brand, and small smart high-end electric cars with the FIREFLY brand.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. NIO may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in announcements, circulars or other publications made on the websites of each of The Stock Exchange of Hong Kong Limited (the “SEHK”) and the Singapore Exchange Securities Trading Limited (the “SGX-ST”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about NIO’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIO’s strategies; NIO’s future business development, financial condition and results of operations; NIO’s ability to develop and manufacture vehicles of sufficient quality and appeal to customers on schedule and on a large scale; its ability to ensure and expand manufacturing capacities including establishing and maintaining partnerships with third parties; its ability to provide convenient and comprehensive power solutions to its customers; the viability, growth potential and prospects of the battery swapping, BaaS, and NIO Assisted and Intelligent Driving and its subscription services; its ability to improve the technologies or develop alternative technologies in meeting evolving market demand and industry development; NIO’s ability to satisfy the mandated safety standards relating to motor vehicles; its ability to secure supply of raw materials or other components used in its vehicles; its ability to secure sufficient reservations and sales of its vehicles; its ability to control costs associated with its operations; its ability to build its current and future brands; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in NIO’s filings with the SEC and the announcements and filings on the websites of each of the SEHK and SGX-ST. All information provided in this press release is as of the date of this press release, and NIO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Non-GAAP Disclosure

The Company uses non-GAAP measures, such as adjusted cost of sales (non-GAAP), adjusted research and development expenses (non-GAAP), adjusted selling, general and administrative expenses (non-GAAP), adjusted loss from operations (non-GAAP), adjusted net loss (non-GAAP), adjusted net loss attributable to ordinary shareholders (non-GAAP) and adjusted basic and diluted net loss per share/ADS (non-GAAP), in evaluating its operating results and for financial and operational decision-making purposes. The Company defines adjusted cost of sales (non-GAAP), adjusted research and development expenses (non-GAAP), adjusted selling, general and administrative expenses (non-GAAP) and adjusted loss from operations (non-GAAP) and adjusted net loss (non-GAAP) as cost of sales, research and development expenses, selling, general and administrative expenses, loss from operations and net loss excluding share-based compensation expenses. The Company defines adjusted net loss attributable to ordinary shareholders (non-GAAP), adjusted basic and diluted net loss per share/ADS (non-GAAP) as net loss attributable to ordinary shareholders and basic and diluted net loss per share/ADS excluding share-based compensation expenses and accretion on redeemable non-controlling interests to redemption value. By excluding the impact of share-based compensation expenses and accretion on redeemable non-controlling interests to redemption value, the Company believes that the non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company’s past performance and future prospects. The Company also believes that the non-GAAP financial measures allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measures are not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The non-GAAP financial measures have limitations as analytical tools and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for net loss or other consolidated statements of comprehensive loss data prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

Exchange Rate

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from Renminbi to U.S. dollars were made at the rate of RMB7.2993 to US$1.00, the noon buying rate in effect on December 31, 2024 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the Renminbi or U.S. dollars amounts referred could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

For more information, please visit: http://ir.nio.com.

Investor Relations

ir@nio.com

Media Relations

global.press@nio.com

Source: NIO

NIO INC.

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands)

	As of
	December 31, 2023	December 31, 2024	December 31, 2024
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	32,935,111	19,328,920	2,648,051
Restricted cash	5,542,271	8,320,728	1,139,935
Short-term investments	16,810,107	14,137,566	1,936,839
Trade and notes receivables	4,657,652	1,676,246	229,645
Amounts due from related parties	1,722,603	7,702,404	1,055,225
Inventory	5,277,726	7,087,223	970,946
Prepayments and other current assets	3,434,763	3,632,956	497,713
Total current assets	70,380,233	61,886,043	8,478,354
Non-current assets:
Long-term restricted cash	144,125	97,720	13,388
Property, plant and equipment, net.	24,847,004	25,892,904	3,547,313
Intangible assets, net	29,648	29,648	4,062
Land use rights, net	207,299	201,995	27,673
Long-term investments	5,487,216	3,126,007	428,261
Right-of-use assets - operating lease	11,404,116	12,797,158	1,753,203
Other non-current assets	4,883,561	3,573,137	489,518
Total non-current assets	47,002,969	45,718,569	6,263,418
Total assets	117,383,202	107,604,612	14,741,772
LIABILITIES
Current liabilities:
Short-term borrowings	5,085,411	5,729,561	784,947
Trade and notes payable	29,766,134	34,387,266	4,711,036
Amounts due to related parties	561,625	409,363	56,083
Taxes payable	349,349	400,146	54,820
Current portion of operating lease liabilities	1,743,156	1,945,987	266,599
Current portion of long-term borrowings	4,736,087	3,397,622	465,472
Accruals and other liabilities	15,556,354	16,041,079	2,197,619
Total current liabilities	57,798,116	62,311,024	8,536,576
Non-current liabilities:
Long-term borrowings	13,042,861	11,440,755	1,567,377
Non-current operating lease liabilities	10,070,057	11,260,735	1,542,714
Deferred tax liabilities	212,347	127,467	17,463
Amounts due to related parties, non-current	-	329,492	45,140
Other non-current liabilities	6,663,805	8,628,596	1,182,114
Total non-current liabilities	29,989,070	31,787,045	4,354,808
Total liabilities	87,787,186	94,098,069	12,891,384

NIO INC.

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands)

	As of
	December 31, 2023	December 31, 2024	December 31, 2024
	RMB	RMB	US$
MEZZANINE EQUITY
Redeemable non-controlling interests	3,860,384	7,441,997	1,019,549
Total mezzanine equity	3,860,384	7,441,997	1,019,549
SHAREHOLDERS’ EQUITY
Total NIO Inc. shareholders’ equity	25,546,233	5,967,023	817,478
Non-controlling interests	189,399	97,523	13,361
Total shareholders’ equity	25,735,632	6,064,546	830,839
Total liabilities, mezzanine equity and shareholders’ equity	117,383,202	107,604,612	14,741,772

NIO INC.

Unaudited Condensed Consolidated Statements of Comprehensive Loss

(All amounts in thousands, except for share and per share/ADS data)

	Three Months Ended
	December 31, 2023	September 30, 2024	December 31, 2024	December 31, 2024
	RMB	RMB	RMB	US$
Revenues:
Vehicle sales	15,438,709	16,697,558	17,475,587	2,394,146
Other sales	1,664,467	1,975,970	2,227,840	305,213
Total revenues	17,103,176	18,673,528	19,703,427	2,699,359
Cost of sales:
Vehicle sales	(13,600,327)	(14,516,999)	(15,190,937)	(2,081,150)
Other sales	(2,223,621)	(2,149,156)	(2,203,547)	(301,885)
Total cost of sales	(15,823,948)	(16,666,155)	(17,394,484)	(2,383,035)
Gross profit	1,279,228	2,007,373	2,308,943	316,324
Operating expenses:
Research and development	(3,972,127)	(3,318,740)	(3,635,826)	(498,106)
Selling, general and administrative	(3,972,706)	(4,108,806)	(4,877,995)	(668,283)
Other operating income	40,295	182,406	171,943	23,556
Total operating expenses	(7,904,538)	(7,245,140)	(8,341,878)	(1,142,833)
Loss from operations	(6,625,310)	(5,237,767)	(6,032,935)	(826,509)
Interest and investment income/(loss), net	1,368,062	310,123	(169,919)	(23,279)
Interest expenses	(163,881)	(203,761)	(247,586)	(33,919)
Gain on extinguishment of debt	—	—	6,846	938
Share of income/(loss) of equity investees	32,373	(199,662)	(210,442)	(28,830)
Other income/(loss), net	253,891	309,654	(527,524)	(72,270)
Loss before income tax expense	(5,134,865)	(5,021,413)	(7,181,560)	(983,869)
Income tax (expense)/benefit	(232,880)	(38,265)	70,089	9,602
Net loss	(5,367,745)	(5,059,678)	(7,111,471)	(974,267)
Accretion on redeemable non-controlling interests to redemption value	(78,767)	(91,400)	(93,570)	(12,819)
Net (profit)/loss attributable to non-controlling interests	(146,261)	9,443	73,272	10,038
Net loss attributable to ordinary shareholders of NIO Inc.	(5,592,773)	(5,141,635)	(7,131,769)	(977,048)
Net loss	(5,367,745)	(5,059,678)	(7,111,471)	(974,267)
Other comprehensive (loss)/income
Change in unrealized loss related to available-for-sale debt securities, net of tax	(770,560)	—	—	—
Foreign currency translation adjustment, net of nil tax	(200,131)	(298,383)	351,100	48,101
Total other comprehensive (loss)/income	(970,691)	(298,383)	351,100	48,101
Total comprehensive loss	(6,338,436)	(5,358,061)	(6,760,371)	(926,166)
Accretion on redeemable non-controlling interests to redemption value	(78,767)	(91,400)	(93,570)	(12,819)
Net (profit)/loss attributable to non-controlling interests	(146,261)	9,443	73,272	10,038
Other comprehensive loss attributable to non-controlling interests	156,026	—	—	—
Comprehensive loss attributable to ordinary shareholders of NIO Inc.	(6,407,438)	(5,440,018)	(6,780,669)	(928,947)
Weighted average number of ordinary shares/ADS used in computing net loss per share/ADS
Basic and diluted	1,761,324,976	2,055,159,231	2,068,453,952	2,068,453,952
Net loss per share/ADS attributable to ordinary shareholders
Basic and diluted	(3.18)	(2.50)	(3.45)	(0.47)

NIO INC.

Unaudited Condensed Consolidated Statements of Comprehensive Loss

(All amounts in thousands, except for share and per share data/ADS data)

	For the Year Ended December 31,
	2023	2024	2024
	RMB	RMB	US$
Revenues:
Vehicle sales	49,257,270	58,234,086	7,978,037
Other sales	6,360,663	7,497,473	1,027,150
Total revenues	55,617,933	65,731,559	9,005,187
Cost of sales:
Vehicle sales	(44,587,572)	(51,094,616)	(6,999,934)
Other sales	(7,978,565)	(8,144,181)	(1,115,748)
Total cost of sales	(52,566,137)	(59,238,797)	(8,115,682)
Gross profit	3,051,796	6,492,762	889,505
Operating expenses:
Research and development	(13,431,399)	(13,037,304)	(1,786,103)
Selling, general and administrative	(12,884,556)	(15,741,057)	(2,156,516)
Other operating income	608,975	411,526	56,379
Total operating expenses	(25,706,980)	(28,366,835)	(3,886,240)
Loss from operations	(22,655,184)	(21,874,073)	(2,996,735)
Interest and investment income	2,210,018	853,728	116,960
Interest expenses	(403,530)	(798,363)	(109,375)
Gain/(loss) on extinguishment of debt	170,193	(4,480)	(614)
Share of income/(loss) of equity investees	64,394	(503,193)	(68,937)
Other income/(loss) , net	155,191	(98,143)	(13,446)
Loss before income tax expense	(20,458,918)	(22,424,524)	(3,072,147)
Income tax (expense)/benefit	(260,835)	22,815	3,126
Net loss	(20,719,753)	(22,401,709)	(3,069,021)
Accretion on redeemable non-controlling interests to redemption value	(303,163)	(347,516)	(47,609)
Net (profit)/loss attributable to non-controlling interests	(124,051)	91,533	12,540
Net loss attributable to ordinary shareholders of NIO Inc.	(21,146,967)	(22,657,692)	(3,104,090)
Net loss	(20,719,753)	(22,401,709)	(3,069,021)
Other comprehensive (loss)/income
Change in unrealized loss related to available-for-sale debt securities, net of tax	(770,560)	—	—
Foreign currency translation adjustment, net of nil tax	11,514	149,668	20,504
Total other comprehensive (loss)/income	(759,046)	149,668	20,504
Total comprehensive loss	(21,478,799)	(22,252,041)	(3,048,517)
Accretion on redeemable non-controlling interests to redemption value	(303,163)	(347,516)	(47,609)
Net (profit)/loss attributable to non-controlling interests	(124,051)	91,533	12,540
Other comprehensive loss attributable to non-controlling interests	156,026	—	—
Comprehensive loss attributable to ordinary shareholders of NIO Inc.	(21,749,987)	(22,508,024)	(3,083,586)
Weighted average number of ordinary shares/ADS used in computing net loss per share
Basic and diluted	1,700,203,886	2,054,614,522	2,054,614,522
Net loss per share/ADS attributable to ordinary shareholders
Basic and diluted	(12.44)	(11.03)	(1.51)

NIO INC.

Unaudited Reconciliation of GAAP and Non-GAAP Results

(All amounts in thousands, except for share and per share/ADS data)

	Three Months Ended December 31, 2024
	GAAP Result	Share-based compensation	Accretion on redeemable non-controlling interests to redemption value	Adjusted Result (Non-GAAP)
	RMB	RMB	RMB	RMB
Cost of sales	(17,394,484)	19,641	—	(17,374,843)
Research and development expenses	(3,635,826)	344,088	—	(3,291,738)
Selling, general and administrative expenses	(4,877,995)	125,564	—	(4,752,431)
Total	(25,908,305)	489,293	—	(25,419,012)
Loss from operations	(6,032,935)	489,293	—	(5,543,642)
Net loss	(7,111,471)	489,293	—	(6,622,178)
Net loss attributable to ordinary shareholders of NIO Inc.	(7,131,769)	489,293	93,570	(6,548,906)
Net loss per share/ADS attributable to ordinary shareholders, basic and diluted (RMB)	(3.45)	0.23	0.05	(3.17)
Net loss per share/ADS attributable to ordinary shareholders, basic and diluted (USD)	(0.47)	0.03	0.01	(0.43)

(All amounts in thousands, except for share and per share/ADS data)

	Three Months Ended September 30, 2024
	GAAP Result	Share-based compensation	Accretion on redeemable non-controlling interests to redemption value	Adjusted Result (Non-GAAP)
	RMB	RMB	RMB	RMB
Cost of sales	(16,666,155)	23,688	—	(16,642,467)
Research and development expenses	(3,318,740)	415,955	—	(2,902,785)
Selling, general and administrative expenses	(4,108,806)	207,413	—	(3,901,393)
Total	(24,093,701)	647,056	—	(23,446,645)
Loss from operations	(5,237,767)	647,056	—	(4,590,711)
Net loss	(5,059,678)	647,056	—	(4,412,622)
Net loss attributable to ordinary shareholders of NIO Inc.	(5,141,635)	647,056	91,400	(4,403,179)
Net loss per share/ADS attributable to ordinary shareholders, basic and diluted (RMB)	(2.50)	0.32	0.04	(2.14)

	Three Months Ended December 31, 2023
	GAAP Result	Share-based compensation	Accretion on redeemable non-controlling interests to redemption value	Adjusted Result (Non-GAAP)
	RMB	RMB	RMB	RMB
Cost of sales	(15,823,948)	19,120	—	(15,804,828)
Research and development expenses	(3,972,127)	355,694	—	(3,616,433)
Selling, general and administrative expenses	(3,972,706)	191,235	—	(3,781,471)
Total	(23,768,781)	566,049	—	(23,202,732)
Loss from operations	(6,625,310)	566,049	—	(6,059,261)
Net loss	(5,367,745)	566,049	—	(4,801,696)
Net loss attributable to ordinary shareholders of NIO Inc.	(5,592,773)	566,049	78,767	(4,947,957)
Net loss per share/ADS attributable to ordinary shareholders, basic and diluted (RMB)	(3.18)	0.33	0.04	(2.81)

NIO INC.

Unaudited Reconciliation of GAAP and Non-GAAP Results

(All amounts in thousands, except for share and per share data/ADS data)

	Year Ended December 31, 2024
	GAAP Result	Share-based compensation	Accretion on redeemable non-controlling interests to redemption value	Adjusted Result (Non-GAAP)
	RMB	RMB	RMB	RMB
Cost of sales	(59,238,797)	71,779	—	(59,167,018)
Research and development expenses	(13,037,304)	1,296,136	—	(11,741,168)
Selling, general and administrative expenses	(15,741,057)	560,597	—	(15,180,460)
Total	(88,017,158)	1,928,512	—	(86,088,646)
Loss from operations	(21,874,073)	1,928,512	—	(19,945,561)
Net loss	(22,401,709)	1,928,512	—	(20,473,197)
Net loss attributable to ordinary shareholders of NIO Inc.	(22,657,692)	1,928,512	347,516	(20,381,664)
Net loss per share/ADS attributable to ordinary shareholders, basic and diluted (RMB)	(11.03)	0.94	0.17	(9.92)
Net loss per share/ADS attributable to ordinary shareholders, basic and diluted (USD)	(1.51)	0.13	0.02	(1.36)

(All amounts in thousands, except for share and per share data/ADS data)

	Year Ended December 31, 2023
	GAAP Result	Share-based compensation	Accretion on redeemable non-controlling interests to redemption value	Adjusted Result (Non-GAAP)
	RMB	RMB	RMB	RMB
Cost of sales	(52,566,137)	83,972	—	(52,482,165)
Research and development expenses	(13,431,399)	1,517,206	—	(11,914,193)
Selling, general and administrative expenses	(12,884,556)	767,863	—	(12,116,693)
Total	(78,882,092)	2,369,041	—	(76,513,051)
Loss from operations	(22,655,184)	2,369,041	—	(20,286,143)
Net loss	(20,719,753)	2,369,041	—	(18,350,712)
Net loss attributable to ordinary shareholders of NIO Inc.	(21,146,967)	2,369,041	303,163	(18,474,763)
Net loss per share/ADS attributable to ordinary shareholders, basic and diluted (RMB)	(12.44)	1.39	0.18	(10.87)

i All translations from RMB to USD for the fourth quarter and full year of 2024 were made at the rate of RMB7.2993 to US$1.00, the noon buying rate in effect on December 31, 2024 in the H.10 statistical release of the Federal Reserve Board.

ii Vehicle margin is the margin of new vehicle sales, which is calculated based on revenues and cost of sales derived from new vehicle sales only.

iii Except for gross margin and vehicle margin, where absolute changes instead of percentage changes are calculated.